FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2003


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X      Form 40-F
                                       ---              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes        No X
                                       ---       ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1.1 and made a part hereof is a letter agreement dated April 7, 2003, between Stelmar Shipping Ltd. (the "Company") and the Company's founder, Stelios Haji-ioannou.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  April 9, 2003                   By: /s/ Olga Lambrianidou
                                        -------------------------
                                        Name:  Olga Lambrianidou
                                        Title: Corporate Secretary

                                                                   EXHIBIT 1.1



                                         April 7, 2003


Mr. Stelios Haji-ioannou
c/o Stelinvest Corp.
Status Center
2A Areos Str.
Vouliagmeni, 16671
Athens, Greece


Re:  Stelmar Shipping Ltd.


Dear Mr. Haji-ioannou:

          This confirms our mutual interest in giving you, as founder of the company, access to confidential information of Stelmar Shipping Ltd. (the "Company").

          You understand that you may receive confidential information that constitutes "material non-public information" and that you agree to keep such information confidential (as long as the information is not otherwise disclosed publicly), and not trade in the Company's securities while in possession of such information. You also understand that such confidential information is the property of the Company, and may not be used for the detriment of the Company.

          We understand that this letter does not obligate you to provide advice or otherwise perform services for the Company.

          Kindly indicate your understanding and acceptance of the foregoing by countersigning this letter. We expect that this letter will be filed with the United States Securities and Exchange Commission.

          We appreciate your being available to us for the benefit of the Company and its shareholders.

                                        Very truly yours,

                                        STELMAR SHIPPING LTD.



                                        By: /s/ Nicholas Hartley
                                            --------------------
                                            Nicholas Hartley
                                            Chairman

UNDERSTOOD AND AGREED:


/s/ Stelios Haji-ioannou
------------------------
Stelios Haji-ioannou



02509.0004 #396921